UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                         For the month of November 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   [X]              Form 40-F    [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes     [ ]                    No     [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On November 25, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1 and incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                                  Description
-----------                                  -----------

Exhibit 99.1 Press Release, dated November 25, 2004, announcing proposed relocation of Aventis headquarters from Strasbourg to Paris.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 26, 2004                 SANOFI-AVENTIS


                                         By:       /s/ Jean-Claude Leroy
                                              ----------------------------------
                                              Name:    Jean-Claude Leroy
                                              Title:   Senior Vice President &
                                                       Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                                  Description
----------                                   -----------

Exhibit 99.1 Press Release, dated November 25, 2004, announcing proposed relocation of Aventis headquarters from Strasbourg to Paris.